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                                              March 26, 1997

To Our Stockholders:

    Wynn's International, Inc. (the "Company") is offering to purchase from its stockholders up to 1,100,000 shares (including the associated Junior Participating Preferred Stock Purchase Rights), or approximately 8.0%, of its outstanding Common Stock. The price will not be greater than $25.00 nor less than $22.00 per share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell your shares to the Company. The actual purchase price will be determined by the Company in accordance with the terms of the offer.

    The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor your Board of Directors makes any recommendation to any stockholder whether to tender all or any shares.

    Please note that the offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, April 22, 1997, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your shares or additional copies of the enclosed materials, please call D. F. King & Co., Inc., the Information Agent for the offer, at (800) 207-2014, or Lehman Brothers, the Dealer Manager for the offer, at (415) 274-5263 (you may call collect).

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              /s/ James Carroll                              /s/ John W. Huber
                James Carroll                                  John W. Huber
          Chairman of the Board and                            President and
           Chief Executive Officer                        Chief Operating Officer
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